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August 26, 2016

**<u>VIA ELECTRONIC MAIL</u>**

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Covisint Corporation
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on August 5, 2016 by Dialectic Capital Partners, LP et al.
File Number: 001-36088

Dear Mr. Panos:

Pursuant to the Cooperation Agreement by and among Covisint Corporation (the "Company") and Dialectic Capital Partners, LP and its affiliates (collectively, "Dialectic Capital"), dated August 25, 2016 (the "Cooperation Agreement"), we are hereby notifying the Staff that Dialectic Capital has withdrawn its notice of shareholder nomination of five (5) individuals for election as directors at the Company's 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting") and has terminated its commencement of a proxy solicitation in connection therewith. Accordingly, Dialectic Capital will neither solicit proxies nor file a Definitive Proxy Statement in connection with the 2016 Annual Meeting. A copy of the Cooperation Agreement was filed by the Company as Exhibit 10.1 on Form 8-K on August 25, 2016 and will also be filed by Dialectic Capital as an exhibit to its Schedule 13D amendment.

Please do not hesitate to contact me should you have any questions.

Sincerely,

Meagan M. Reda

cc: John Fichthorn, Dialectic Capital Partners, LP
Andrew Freedman, Olshan Frome Wolosky LLP